December 22, 2008

VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:             Jeffrey Reidler, Assistant Director
Mail Stop 6010
Tabatha Atkins
Lisa Vanjoske
Bryan Pitko

Re:       Volu-Sol Reagents Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed December 1, 2008
File No. 333-153731

Dear Mr. Reidler, Ms. Atkins, Ms Vanjoske, and Mr. Pitko:

We refer you to the letter of the staff of the Commission (the “Staff”) dated December 16, 2008 (the “Second Comment Letter”), with regard to the above-referenced amended registration statement (the "Registration Statement ") of Volu-Sol Reagents Corporation (the “Company” or “Volu-Sol”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comments set forth in the Second Comment Letter.

We have provided with the hard copy of this letter two clean copies of pre-effective amendment No. 3 (“Amendment No. 3”) to the Registration Statement, as well as two redlined copies to show the changes made.  The redlined versions highlight the changes made in response to the Staff’s comments in the Second Comment Letter.  The clean version also includes all changes made to date.

The Company has filed, through its EDGAR agent, Amendment No. 3 contemporaneously with the filing of this letter on EDGAR.

Additionally for your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company’s responses.

Form S-1

Risk Factors, page 5

“We are highly dependent on our executive officers and certain of its scientific . . .”

1.
We note that your response to comment 14 indicates that you have deleted this risk factor based upon the diminishing significance of your medical stain and solutions business and your transition to PERS products.  However, this risk factor still appears material given that your current revenue is derived from sales of your stains, solutions, and related equipment.  In light of your dependence on this line of business until the sale of your PERS products generates revenue, please reinstate the risk factor, identify the employees to which you are referring, and disclose whether you have entered into any employment agreements with these individuals, as requested in our previous comment.

Response to Comment No.1

The Company has reinstated this risk factor, and has identified the key employees to which the risk factor refers.  Additionally, the Company has noted that it does not have employment agreements with these individuals.

“We have no dividend history and have no intention to pay dividends . . .”, page 8

2.
We note your response to comment 8.  As requested in our initial comment, please revise your risk factor to indicate that readers should not rely on investment in your common stock for dividend income and that any income would only come from a rise in the market price of your stock, which is uncertain and unpredictable.

Response to Comment No.2

The Company has revised the risk factor as requested by the Staff.

The Distribution, page 9

Tax Consequences of the Distribution, page 11

3.
We note your response to comment 18.  Please provide additional description in relation to how RemoteMDx will calculate the fair market value of Volu-Sol’s stock for purposes of determining the value of the distribution to shareholders.  Specifically, please identify the “other factors” that may be included in RemoteMDx’s valuation process in addition to recent sales of your common stock.

Response to Comment No.3

The Company has revised the discussion to include other factors that RemoteMDx, Inc., may consider for purposes of determining the value of the distribution to its shareholders.  Those factors, as stated in Amendment No. 3, include reference to the price of our shares in recent sales of our common stock, our book value, our discounted cash flows, similar sized entities in similar industries as those in which we operate, as well as recent economic conditions

Business, page 14

Research and Development, page 20

4.
We note that you have entered into a contract with VIP in relation to the development of a WiVo watch, cell phone charging cradle, and WiVo Bluetooth speakerphone.  To the extent that VPI is the only company with which you have partnered in relation to the development of your PERS products, please revise your disclosure to identify VPI as the only strategic partner with which you are currently collaborating.

In addition, please provide a description of the material terms of your agreement with VPI, including any payments made to date, termination provisions, and cost estimates.

Response to Comment No.4

The Company has revised and augmented its discussion of its contractual relationship with VPI Engineering, describing the agreement, the addenda, the products covered, the estimated costs, responsibilities under the agreement, termination provisions, and the amounts paid to date.

Additionally, the Company has revised its disclosure to indicate that it has an agreement with VPI Engineering, and that it is evaluating that relationship and has identified other potential vendors to help the Company achieve its goals and develop its products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

5.
We note that in the fiscal year ended September 30, 2008 you had an increase in consulting expense resulting from payments made to consultants for market, sales, and marketing research.  If the two consultants you are referring to, aside from ADP Management, are affiliates of your company, please identify these entities in your filing, file any consulting agreements and provide the information required by Item 404(d) of Regulation S-K.  In addition, please elaborate on the specific services that all three of these entities provided.

Response to Comment No.5

The Company has revised its disclosures of the consulting expenses to provide more detail about the services provided by ADP Management (through its officers David Derrick and James Dalton), as well as the services provided by the three non-affiliated consultants.  The Company has noted that it did not have agreements with the three consultants, and their compensation for the services provided.

Certain Relationships and Related Transactions and Director Independence, page 34

Transactions with Related Parties, page 34

6.
We note that on pages 26 and 41 you disclose payment of a $200,000 fee and the issuance of 2,135,417 shares (and $2,098,333) to ADP Management and other entities in exchange for services rendered.  Please provide the disclosure required under Item 404(d) of Regulation S-K for this transaction.

In addition, please provide the disclosure required by Item 404(d) of Regulation S-K in relation to the labor and management services provided by RemoteMDx as included in the $402,163 of expenses you list on page 27.

Please file any written agreements relating to these transactions as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment No.6

The Company has revised its disclosure of the shares sold and fees paid to ADP Management.  Specifically, the Company has clarified that the $200,000 fee was paid for services rendered, and has augmented its discussion of the services provided.  This information is provided in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the “Certain Relationships and Related Transactions” section.

The Company has also clarified that the 2,135,417 shares were sold in a private transaction unrelated to the services provided for proceeds of $2,098,333.  This information is provided in the “Certain Relationships and Related Transactions” section and in the “Recent Sales of Unregistered Securities” section.

Additionally, the Company has provided the required disclosures relating to the $402,163 paid to RemoteMDx, Inc., the former parent of the Company.  The Company has described the specific labor and management services provided, the relationship between RemoteMDx, Inc., and disclosed that it was a one-time expense related to the separation of the Company from RemoteMDx, Inc. and the possibility of the Company becoming a public company.  This information is provided in the “Certain Relationships and Related Transactions” section.

There were no written agreements relating to the services provided by RemoteMDx, Inc., or ADP Management.

* * *

In connection with responding to the Staff’s comments in the Second Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings and that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that the Company intends to request acceleration of the effective date of the Registration Statement only after we have responded to all comments of the Staff, including comments to subsequent amendments.  Any request for acceleration will be made in compliance with Rules 460 and 461.

Please contact Michael G. Acton, Chief Financial Officer, at (801) 974-9474 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

VOLU-SOL REAGENTS CORPORATION

Michael G. Acton
Chief Financial Officer